UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*
GenTek, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37245X203
(CUSIP Number)

David C. Abrams
c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor
Boston MA 02116
(617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  90341G-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.

Citizenship or Place of Organization

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	8.

Shared Voting Power**

Abrams Capital Partners II, L.P. -1,842,668 (See Item 5)

Abrams Capital, LLC - 2,353,876 (See Item 5)

Pamet Capital Management, L.P. – 2,531,531 (See Item 5)

Pamet Capital Management, LLC - 2,531,531 (See Item 5)

David Abrams - 2,531,531 (See Item 5)

	9.

Sole Dispositive Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	10.

Shared Dispositive Power**

Abrams Capital Partners II, L.P. - 1,842,668 (See Item 5)

Abrams Capital, LLC - 2,353,876 (See Item 5)

Pamet Capital Management, L.P. – 2,531,531 (See Item 5)

Pamet Capital Management, LLC - 2,531,531 (See Item 5)

David Abrams - 2,531,531 (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person**

Abrams Capital Partners II, L.P. – 1,842,668 (See Item 5)

Abrams Capital, LLC - 2,353,876 (See Item 5)

Pamet Capital Management, L.P. – 2,531,531 (See Item 5)

Pamet Capital Management, LLC - 2,531,531 (See Item 5)

David Abrams - 2,531,531 (See Item 5)

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent 873,472 shares of common stock and an aggregate of 969,196 shares issuable upon the exercise of Tranche B Warrants and Tranche C Warrants beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC represent (i) the above-referenced shares beneficially owned by ACP II and (ii) an aggregate of 244,000 shares of common stock and an aggregate of 267,208 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by certain private investment funds. Abrams Capital, LLC is the general partner of ACP II and of such private investment funds. Shares reported herein for David Abrams, Pamet Capital Management, L.P. (“Pamet LP”) and Pamet Capital Management, LLC (“Pamet LLC”) represent (i) the above-referenced shares beneficially owned by Abrams Capital, LLC and (ii) 78,700 shares of common stock and an aggregate of 98,955 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by certain private investment funds of which Pamet LP is investment manager and, in some cases, of which Abrams Capital, LLC is general partner. Pamet LLC is the general partner of Pamet LP. Mr. Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the Tranche B Warrants and Tranche C Warrants is exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.

Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. 15.89% (See Item 5)

Abrams Capital, LLC - 19.84% (See Item 5)

Pamet Capital Management, L.P. – 21.16% (See Item 5)

Pamet Capital Management, LLC - 21.16% (See Item 5)

David Abrams - 21.16% (See Item 5)

14.

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

Item 1.	Security and Issuer

This statement amends the Schedule 13D, as last amended on August 20, 2007 (the "Schedule 13D"), filed by the Reporting Persons with respect to certain shares of common stock, par value $0.01 per share (“Shares”), of GenTek, Inc. (the “Issuer”), a Delaware corporation with principal offices at 90 East Halsey Road, Parsippany, NJ 07054.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction

On the afternoon of October 3, 2007, David Abrams, one of the Reporting Persons, advised the Chairman of the Board of the Issuer that private investment funds affiliated with Abrams Capital, LLC ("Abrams Capital"), another of the Reporting Persons, were interested in pursuing a transaction in which such investment funds would offer to purchase 100% of the outstanding, fully-diluted stock of GenTek for $33.50 per share, assuming exercise of all outstanding warrants.  After the close of business on October 3, 2007, Abrams Capital delivered to the Issuer the letter attached as Exhibit 7.2 hereto.

Item 7.	Material to Be Filed as Exhibits Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 7.1

Agreement, dated as of July 24, 2006, by and among ACP II, Abrams Capital, Pamet L.P., Pamet LLC and David Abrams (incorporated by reference to Exhibit 1 to the Schedule 13G relating to the Issuer filed by the Reporting Persons on July 24, 2006).

Exhibit 7.2

Letter from Abrams Capital, LLC, which was delivered to the Issuer after the close of business on October 3, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2007

ABRAMS CAPITAL PARTNERS II, L.P.
By:	Abrams Capital, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC
By:	Abrams Capital, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.
By:	Pamet Capital Management, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS
By:	/s/ David Abrams
David Abrams, Individually

Exhibit 7.2

October 2, 2007

Mr. Jack Johnson Jr.

Chairman

Board of Directors

GenTek, Inc.

90 East Halsey Rd.

Parsippany, NJ 07054

Dear Mr. Johnson,

As you know, the funds managed by Abrams Capital, LLC (the “Abrams Funds”) own a significant number of common shares and warrants issued by GenTek, Inc. (“GenTek”). As disclosed in our most recent filing with the Securities and Exchange Commission on Schedule 13D (August 16, 2007), we own approximately 2.5 million shares of GenTek common stock, which includes shares issuable upon the exercise of warrants. This 13D filing further discloses that, among other things, we may consider entering into an extraordinary corporate transaction involving GenTek. Such a transaction could take many forms and we are currently evaluating a variety of potential alternatives.

We are interested in pursuing a transaction in which the Abrams Funds would offer to purchase 100% of the outstanding, fully-diluted stock of GenTek for $33.50 per share, assuming exercise of all outstanding warrants. We believe that this would be a full and fair offer considering the performance and prospects for the company and the relative illiquidity in the Company’s shares. Further, we think that it would be in the best interest of all constituencies to begin a discussion about such a transaction in order to ascertain if there is a sufficient level of interest to move forward.

The Board should also be aware that we are very interested in retaining the current management and other employees of the Company, including William Redmond. When the Board of Directors or a special committee, if any, determines that it is appropriate to do so, we would like to discuss with Bill our thoughts on his role and that of the senior management team going forward.

We request an opportunity to meet with you and your fellow directors in person to discuss alternatives. We are also open to an initial discussion by telephone. We look forward to your timely response and guidance on how to proceed. Our indication of interest will remain open for your consideration until October 12th, by which date we hope to have a discussion with you. The

Abrams Funds have sufficient capital to consummate this potential transaction and any definitive agreement would not be subject to financing conditions. We are prepared to move quickly once a definitive agreement is reached, subject to the completion of a due diligence investigation customary for a transaction of this type.

Sincerely yours,

/s/ David Abrams

David Abrams
Abrams Capital, LLC
/s/ Travis Rhodes
Travis Rhodes
Abrams Capital, LLC